SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     )*<F1>
                                         -----

                                 GENROCO, INC.
                            -----------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  3724499-10-8
                               ------------------
                                 (CUSIP NUMBER)

                                255 INFO HIGHWAY
                            SLINGER, WISCONSIN 53086
                                 (262) 644-8700
                         ------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTES AND COMMUNICATIONS)

                                 MARCH 15, 2000
                         -----------------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                           check the following box o.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   *<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                        (Continued on following page(s))

     CUSIP NO. 37724499-10-8                           13DPage  2  of 16 Pages
               -------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          CHRIS GOOD

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
                                                              (a) o

                                                              (b) o

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)

          IN


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  o

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom

  Number of      7   SOLE VOTING POWER
    Shares              537,066

 Beneficially    8   SHARED VOTING POWER
   Owned by              0

     Each        9   SOLE DISPOSITIVE POWER
  Reporting             537,066

    Person       10  SHARED DISPOSITIVE POWER
     With                0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          537,066

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                  o

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.14%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

ITEM 1.   SECURITY AND COMPANY.

          This Statement relates to Common Stock, par value $.02 per share (the "Common Stock"), of Genroco, Inc. (the "Company" or the "Issuer").
          The principal executive offices of the Company are located at 255 Info Highway, Slinger, Wisconsin 53086.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by:

          (a)  Chris Good (the "Reporting Person").

          (b) Mr. Good's business address is 251 Info Highway, Slinger, Wisconsin 53086.

          (c) Mr. Good is currently a director of the Company. Mr. Good has been an Executive Vice President and the Chief Technical Officer of Video Propulsion, Inc. since its incorporation on October 1, 1999 and prior to that was an officer of Company.

          (d) During the last five years, Mr. Good has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Good has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor is he subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Good is a citizen of the United Kingdom.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Most of the acquisitions were financed with the personal funds of the
          Reporting Person.   However, the Reporting Person financed the
          purchase of 100,200 of his shares of Issuer common stock by entering into Promissory Notes with the Issuer for the purchase price of the shares (the "Promissory Notes"). The Reporting Person entered into four Promissory Notes for the following amounts: (i) promissory note dated August 3, 1998 for 12,500 shares with a principal sum of $70,625 (which is 93% of the average of the bid and asked price for the shares for 30 days prior to the date of the agreement (the "average bid and asked price")); and (ii) promissory note dated July 19, 1999 for 4,200 shares with a principal sum of $23,100 (which is 88% of the average bid and asked price). Under the terms of the Promissory Notes, installment payments of principal and interest (at a rate of 5.81% per annum) are due in three equal annual payments; provided, however, that the Reporting Person's obligation to pay any principal and interest on the installment is waived

                               Page 3 of 16 Pages

          and included as taxable income to the Reporting Person, if the Reporting Person remains continuously employed by the Issuer through the date such installment payment is due. All payment obligations are also waived if the Reporting Person is terminated by the Issuer for reasons other than Cause or the Reporting Person terminates employment for Good Reason (as those terms are defined in the Promissory Notes). As of the date of this filing, 33,400 of the Reporting Person's shares are held as collateral by the Company in connection with the Promissory Notes. The Reporting Person has an outstanding balance of $12,266 due on the Promissory Notes. For a more detailed description of the collateral provisions see Item 6 of this Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          This Schedule 13D is being filed to report the beneficial ownership interest which the Reporting Person has in the Common Stock of the Issuer. The Reporting Person has not previously filed a Schedule 13D since the Issuer filed its registration statement on Form 10-SB on October 15, 1999 and became a reporting company. The Reporting Person is a director and former employee of the Issuer. As such, information with respect to the Reporting Person's beneficial ownership of the Common Stock has been disclosed in the Company's annual reports on Form 10-KSB. In addition, the Reporting Person has filed a Form 4 pursuant to the filing requirements under Section 16(a) of the Act. Accordingly, the Reporting Person believes that all material information concerning the Reporting Person's beneficial ownership of the Company's Common Stock has been previously disclosed.

          The Reporting Person has no plans or proposals which relate to or would result in any of the types of transactions set forth in (a) through (j) of Item 4. As noted above, the Reporting Person serves as a director of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a) The Reporting Person beneficially owns 537,066 shares of Common Stock (or 6.14%) based upon the number of outstanding shares as of June 30, 2001.

          (b) The Reporting Person has the sole power to vote and the sole power to dispose of all 537,066 shares which he owns. Includes 23,160 shares held in a HR-10 plan and 80,682 shares held in the company ESOP.

          (c) The Reporting Person has not effected any transactions with respect to the Common Stock during the past sixty days.

                               Page 4 of 16 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Reporting Person entered into stock purchase agreements in connection with the Promissory Notes discussed under Item 3. The stock purchase agreements entered into by the Reporting Person were executed on the date and are for the number of shares and the purchase price (listed as the"principal sum") as the Promissory Notes executed by the Reporting Person (collectively referred to as the "Stock Purchase Agreements"), as listed in Item 3 of this Schedule 13D. Pursuant to the Stock Purchase Agreements, the shares purchased are subject to "Puts" and "Calls." In the event that the Reporting Person's employment arrangement with the Issuer terminates for any reason, the Issuer has a right to "Call" the stock at the sales price and the Reporting Person has the right to "Put" the stock back to the Issuer in exchange for payment of the outstanding Promissory Note at a price equal to approximately 95% of the purchase price. Such "Call" options, however, shall terminate in the event that the Issuer terminates the Reporting Person for reasons other than Cause or the Reporting Person terminates employment for Good Reason (as those terms are defined in the Stock Purchase Agreements).

          Under the Stock Purchase Agreements, the Reporting Person's obligation to pay the principal sum is secured by a pledge of the unvested shares of Common Stock purchased pursuant to the agreements. Until the loan is repaid, the stock is held in custody by the Company or an agent of the Company.

          The Reporting Person has pledged some of his shares as collateral under a Personal Line of Credit Agreement (the "Credit Agreement") entered into between the Reporting Person and the bank. The Reporting Person has pledged 70,100 shares. Reference is made to the terms of the agreement as set forth fully in Exhibit 7.3 hereto.

          A description of the contents of any document referred to in items 3 and 6 of this Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Form of Stock Purchase Agreement, in substantially the same form as the executed Stock Purchase Agreements entered into by the Reporting Person, as reported in
                         Item 6.

          Exhibit 7.2 Form of Promissory Note, in substantially the same form as the executed Promissory Notes entered into by the Reporting Person, as reported in Item 3.

          Exhibit 7.3 Personal Line of Credit Agreement between the Reporting Person and the bank dated June 14, 2000.

                               Page 5 of 16 Pages

          The forms of Promissory Note and Stock Purchase Agreement are identical to those executed by the Reporting Person, except such forms exclude information concerning the date, the number of shares and the principal sum/purchase price of the shares. Such information has, however, been provided in Item 3 of this Schedule 13D.

                               Page 6 of 16 Pages

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2001

                                   /s/ Chris Good
                                   --------------------------------------------
                                   Chris Good

                               Page 7 of 16 Pages